SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

New Frontier Media, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

644398109

(CUSIP Number)

Richard Stride

Longkloof Limited

No 2, The Forum, Grenville Street, St. Helier, Jersey, JE1 4HH

(tel): +44 1534 823 061

(Name, Address and Telephone Number of

Person Authorized to Receive Notices and Communications)

With copies to:

Christopher Doyle, Esq.

Stroock & Stroock & Lavan LLP

180 Maiden Lane

New York, NY 10038

(212) 806-5400

April 26, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Longkloof Limited; EIN# 98-0654770
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,175,100
	8.	SHARED VOTING POWER	-
	9.	SOLE DISPOSITIVE POWER	2,175,100
	10.	SHARED DISPOSITIVE POWER	-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,175,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	13.4% of Common Stock
14.	TYPE OF REPORTING PERSON (See Instructions) IV

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mile End Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	403,731
	8.	SHARED VOTING POWER	-
	9.	SOLE DISPOSITIVE POWER	403,731
	10.	SHARED DISPOSITIVE POWER	-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 403,731
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.5% of Common Stock
14.	TYPE OF REPORTING PERSON (See Instructions) IV

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hosken Consolidated Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-
	8.	SHARED VOTING POWER	-
	9.	SOLE DISPOSITIVE POWER	-
	10.	SHARED DISPOSITIVE POWER	-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	-
14.	TYPE OF REPORTING PERSON (See Instructions) IV, HC

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sabido Investments (Pty) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-
	8.	SHARED VOTING POWER	-
	9.	SOLE DISPOSITIVE POWER	-
	10.	SHARED DISPOSITIVE POWER	-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	-
14.	TYPE OF REPORTING PERSON (See Instructions) IV

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric Doctorow
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-
	8.	SHARED VOTING POWER	-
	9.	SOLE DISPOSITIVE POWER	-
	10.	SHARED DISPOSITIVE POWER	-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	-
14.	TYPE OF REPORTING PERSON (See Instructions) IN

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mahomed Khalik Ismail Sherrif
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-
	8.	SHARED VOTING POWER	-
	9.	SOLE DISPOSITIVE POWER	-
	10.	SHARED DISPOSITIVE POWER	-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	-
14.	TYPE OF REPORTING PERSON (See Instructions) IN

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Willem Deon Nel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-
	8.	SHARED VOTING POWER	-
	9.	SOLE DISPOSITIVE POWER	-
	10.	SHARED DISPOSITIVE POWER	-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	-
14.	TYPE OF REPORTING PERSON (See Instructions) IN

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barbara Wall
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-
	8.	SHARED VOTING POWER	-
	9.	SOLE DISPOSITIVE POWER	-
	10.	SHARED DISPOSITIVE POWER	-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	-
14.	TYPE OF REPORTING PERSON (See Instructions) IN

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marcel Golding
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-
	8.	SHARED VOTING POWER	-
	9.	SOLE DISPOSITIVE POWER	-
	10.	SHARED DISPOSITIVE POWER	-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	-
14.	TYPE OF REPORTING PERSON (See Instructions) IN

Explanatory Note

 This filing (this “Schedule 13D”) constitutes Amendment No. 5 to, and amends and restates in its entirety, the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 22, 2010 by Longkloof Limited and Mile End Limited, as amended by Amendment No. 1 filed on September 27, 2010, Amendment No. 2 filed on February 24, 2011, Amendment No. 3 filed on January 17, 2012 and Amendment No. 4 filed on March 14, 2012.

Item 1. Security and Issuer.

This Schedule 13D relates to common stock, par value $0.0001 per share (the “Common Stock”) of New Frontier Media, Inc., a Colorado corporation (the “Company”) and is being filed pursuant to Rule 13d-1 of the Act. The Company’s principal executive office is located at 6000 Spine Road, Suite 100, Boulder, Colorado 80301.

Item 2. Identity and Background.

(a)-(c) and (f). This Schedule 13D is being filed jointly by (i) Longkloof Limited, a limited liability company organized under the laws of Jersey, Channel Islands (“Longkloof”), (ii) Mile End Limited, a limited liability company organized under the laws of British Virgin Islands (“Mile End”), (iii) Hosken Consolidated Investments Ltd., a corporation organized under the laws of South Africa (“Hosken”), (iv) Sabido Investments (Pty) Ltd., a limited liability company organized under the laws of South Africa (“Sabido”), (v) Eric Doctorow, a natural person and citizen of the United States, (vi) Mahomed Khalik Ismail Sherrif, a natural person and citizen of South Africa, (vii) Willem Deon Nel, a natural person and citizen of South Africa, (viii) Barbara Wall, a natural person and citizen of the United States, and (ix) Marcel Golding, a natural person and citizen of South Africa (collectively, the “Reporting Persons”). Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Longkloof’s principal business activity is that of a private investment holding company, and its principal business addresses is No 2, The Forum, Grenville Street, St Helier, Jersey, Channel Islands, JE1 4HH. Mile End’s principal business activity is that of a private investment holding company, and its principal business addresses is No 2, The Forum, Grenville Street, St Helier, Jersey, Channel Islands, JE1 4HH. Hosken’s principal business activity is that of an investment holding company, and its principal business addresses is located at Longkloof Studios, Darters Road, Gardens, Cape Town, 8001, South Africa. Sabido’s principal business activity is that of a private investment holding company, and its principal business addresses is located at 5 Summit Road, Dunkeld West, 2196, South Africa. Set forth on Schedule A annexed hereto are the names of the executive officers and directors of each of Longkloof, Mile End, Hosken and Sabido, their principal business addresses and citizenship. Mr. Doctorow’s principal occupation is serving as a consultant to Relativity Media LLC’s Home Entertainment Business, and his principal business address is 26050 Mulholland Highway, Calabasas, CA 91302. Mr. Sherrif’s principal occupation is serving as the Chief Commercial Officer of Sabido, and his principal business address is 5 Summit Road, Dunkeld West, 2196, South Africa. Mr. Nel’s principal occupation is serving as the Chief Financial Officer of Sabido, and his principal business address is 5 Summit Road, Dunkeld West, 2196, South Africa. Ms. Wall’s principal occupation is programming development and production executive, and her principal business address is 1925 South Beverly Glen Boulevard #32, Los Angeles, CA 90025. Mr. Golding’s principal occupation is serving as the Executive Chairman of Hosken, and his principal business address is Longkloof Studios, Darters Road, Gardens, Cape Town, 8001, South Africa.

(d). During the last five years, none of the Reporting Persons or the persons listed in Schedule A annexed hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e). During the last five years, none of the Reporting Persons or the persons listed in Schedule A annexed hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Longkloof and Mile End expended an aggregate of $4,315,123, including brokerage commissions, using their respective working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) to acquire the beneficial ownership of the shares of Common Stock of the Company reported herein.

 Item 4.  Purpose of the Transaction.

The principal business activity of both Longkloof and Mile End is that of a private investment holding company. In pursuing this business, Longkloof and Mile End analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. The shares of Common Stock of the Company acquired by Longkloof and Mile End were acquired originally for investment purposes.

On March 9, 2012, Longkloof sent a letter (the “March 9 Letter”) to the Board of Directors of the Company, pursuant to which Longkloof made an offer to acquire all of the outstanding shares of Common Stock of the Company not beneficially owned by Longkloof for $1.35 per share in cash, subject to the terms and conditions specified in the March 9 Letter. In the March 9 Letter, Longkloof also confirmed its commitment to protecting the value of its investment in the Company and noted that it was prepared to pursue any and all actions available to it in order to ensure that it maximizes stockholder value. Also on March 9, 2012, Longkloof issued a press release (the “March 9 Press Release”) announcing that it had sent the March 9 Letter to the Board of Directors of the Company. The foregoing descriptions of the March 9 Letter and the March 9 Press Release are qualified in their entirety by reference to the March 9 Letter and the March 9 Press Release, copies of which were filed as Exhibit II and Exhibit III, respectively, to the Schedule 13D/A filed by Longkloof and Mile End with the Commission on March 14, 2012 and are incorporated herein by reference.

On April 26, 2012, Longkloof delivered a letter to the Company nominating Eric Doctorow, Mahomed Khalik Ismail Sherrif, Willem Deon Nel and Barbara Wall (collectively, the “Nominees”), as set forth therein, for election to the Company’s Board of Directors at the Company’s 2012 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”). A copy of the letter is attached hereto as Exhibit IV and is incorporated herein by reference.

LONGKLOOF STRONGLY ADVISES ALL NEW FRONTIER MEDIA, INC. SHAREHOLDERS TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS RELATING TO THE INTENDED SOLICITATION OF PROXIES BY LONGKLOOF AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

Item 5. Interest in Securities of the Issuer.

(a). The aggregate percentage of shares of Common Stock of the Company reported to be owned by the Reporting Persons is based upon 16,190,408 shares outstanding, which is the total number of shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarter ended December 31, 2011 as filed with the Commission on February 13, 2012.

As of the date of this Schedule 13D, Longkloof is the holder of record of, and is entitled to vote, 1,000 shares of Common Stock of the Company and is the direct beneficial owner of 2,175,100 shares of Common Stock of the Company (including the 1,000 shares of Common Stock which Longkloof is the shareholder of record), representing approximately 13.4% of the Company’s issued and outstanding Common Stock. As of the date of this Schedule 13D, Mile End is the direct beneficial owner of 403,731 shares of Common Stock of the Company, representing approximately 2.5% of the Company’s issued and outstanding Common Stock.

Hosken, Sabido, Messrs. Doctorow, Sherrif, Nel and Golding and Ms. Wall do not currently own any shares of Common Stock of the Company directly.

Sabido is the 100% owner of Longkloof and provides certain shareholder and financing services to Longkloof. In addition, two of Sabido’s employees, Messrs. Sherrif and Nel, are director nominees of Longkloof. The consequence of the foregoing is that Sabido may be deemed to beneficially own the shares of Common Stock of the Company owned by Longkloof.

Hosken is the majority owner of Sabido and the indirect owner of Longkloof, and in such capacity may be deemed to beneficially own the shares of Common Stock of the Company owned by Longkloof.

Each of Messrs. Doctorow, Sherrif, Nel and Ms. Wall, by virtue of his or her status as director nominees of Longkloof, may be deemed to beneficially own the shares of Common Stock of the Company held by Longkloof.

Marcel Golding is affiliated with Mile End, and in such capacity may be deemed to beneficially own the shares of Common Stock of the Company owned by Mile End.

Mr. Golding also serves as the Executive Chairman of Hosken and, consequently, Longkloof may be deemed to be a beneficial owner of the 403,731 shares of Common Stock of the Company held by Mile End, representing (together with the 2,175,000 shares owned directly by Longkloof) an aggregate of 2,578,831 shares of Common Stock or approximately 15.9% of the issued and outstanding Common Stock. Similarly, Mile End may be deemed to be a beneficial owner of the 2,175,000 shares of Common Stock of the Company held by Longkloof, representing (together with the 403,731 shares owned directly by Mile End) an aggregate of 2,578,831 shares of Common Stock or approximately 15.9% of the issued and outstanding Common Stock. The foregoing should not be construed in and of itself as an admission by Longkloof as to beneficial ownership of the shares of Common Stock held by Mile End, nor should the foregoing be construed in and of itself as an admission by Mile End as to beneficial ownership of the shares of Common Stock held by Longkloof.

Hosken and Sabido disclaim beneficial ownership in the shares of Common Stock of the Company reported herein except to the extent of their pecuniary interest therein. Messrs. Doctorow, Sherrif, Nel and Golding and Ms. Wall each disclaim beneficial ownership in the shares of Common Stock of the Company reported herein.

(b).  See Items 7 through 10 of the cover page for each Reporting Person.

(c).  There have been no transactions by the Reporting Persons with respect to the shares of Common Stock of the Company in the past 60 days.

(d).  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company reported herein.

(e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 25, 2012, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) the parties agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by Longkloof, to the Company’s Board of Directors at the Annual Meeting (the “Solicitation”), and (c) Longkloof agreed to bear all expenses incurred in connection with the Reporting Persons’ activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit V and is incorporated herein by reference.

Pursuant to individual letter agreements, Longkloof has agreed to indemnify Messrs. Doctorow, Sherrif, Nel and Ms. Wall against claims arising from the Solicitation and any related transactions. The form of indemnification letter agreement is attached hereto as Exhibit VI and is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.

  Item 7 is hereby amended to add the following exhibits:

Exhibit I	Joint Filing Agreement by and between Longkloof Limited and Mile End Limited, dated September 16, 2010 (incorporated by reference to the Schedule 13D filed by Longkloof Limited and Mile End Limited with the Commission on September 22, 2010).

Exhibit II	Letter from Longkloof Limited to New Frontier Media, Inc., dated March 9, 2012, offering to acquire all of the outstanding shares of Common Stock of the Company not beneficially owned by Longkloof (incorporated by reference to the Schedule 13D/A filed by Longkloof Limited and Mile End Limited with the Commission on March 14, 2012).

Exhibit III	Press Release dated March 9, 2012 (incorporated by reference to the Schedule 13D/A filed by Longkloof Limited and Mile End Limited with the Commission on March 14, 2012).

Exhibit IV	Letter from Longkloof Limited to New Frontier Media, Inc., dated April 26, 2012, nominating directors.

Exhibit V	Joint Filing and Solicitation Agreement by and among Longkloof Limited, Mile End Limited, Hosken Consolidated Investments Ltd., Sabido Investments (Pty) Ltd., Marcel Golding, Eric Doctorow, Mahomed Khalik Ismail Sherrif, Willem Deon Nel, and Barbara Wall, dated April 25, 2012.

Exhibit VI	Form of Indemnification Letter Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Longkloof Limited, a Jersey limited liability company

Dated: April 27, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin
Title: Attorney-in-Fact

Mile End Limited, a British Virgin Islands limited liability company

Dated: April 27, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin
Title: Attorney-in-Fact

Hosken Consolidated Investments Ltd., a South African corporation

Dated: April 27, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin
Title: Attorney-in-Fact

Sabido Investments (Pty) Ltd., a South African limited liability company

Dated: April 27, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin
Title: Attorney-in-Fact

Marcel Golding

Dated: April 27, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin
Title: Attorney-in-Fact

Eric Doctorow

Dated: April 27, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin
Title: Attorney-in-Fact

Mahomed Khalik Ismail Sherrif

Dated: April 27, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin
Title: Attorney-in-Fact

Willem Deon Nel

Dated: April 27, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin
Title: Attorney-in-Fact

Barbara Wall

Dated: April 27, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin
Title: Attorney-in-Fact

Schedule A

Directors and Executive Officers of Longkloof

The following sets forth the names, positions and citizenship of each of the executive officers and directors of Longkloof and each director of the director of Longkloof. The principal business address of each of the executive officers and directors of Longkloof, and each director of the director of Longkloof, is No 2, The Forum, Grenville Street, St Helier, Jersey, Channel Islands, JE1 4HH.

Name	Position	Citizenship

Beaumont (Directors) Limited	Director of Longkloof	Jersey, Channel Islands

Hermes (Secretaries) Limited	Secretary of Longkloof	British Virgin Islands

Cora Binchy	Director of Beaumont (Directors) Limited	Ireland

James Samuel Colclough	Director of Beaumont (Directors) Limited	United Kingdom

Ian Christopher Crosby	Director of Beaumont (Directors) Limited	United Kingdom

Robert Niall Douglas	Director of Beaumont (Directors) Limited	United Kingdom

Mervyn Brian Ellis	Director of Beaumont (Directors) Limited	United Kingdom

Ian William Ferguson	Director of Beaumont (Directors) Limited	United Kingdom

Karen Oliver	Director of Beaumont (Directors) Limited	United Kingdom

Paul Edmund Walter Roper	Director of Beaumont (Directors) Limited	United Kingdom

Directors and Executive Officers of Mile End

The following sets forth the names, positions and citizenship of each of the executive officers and directors of Mile End and each director of the director of Mile End. The principal business address of each of the executive officers and directors of Mile End, and each director of the director of Mile End, is No 2, The Forum, Grenville Street, St Helier, Jersey, Channel Islands, JE1 4HH.

Name	Position	Citizenship

Chaumont (Directors) Limited	Director of Mile End	British Virgin Islands

Hermes (Secretaries) Limited	Secretary of Longkloof	British Virgin Islands

Cora Binchy	Director of Chaumont (Directors) Limited	Ireland

James Samuel Colclough	Director of Chaumont (Directors) Limited	United Kingdom

Ian Christopher Crosby	Director of Chaumont (Directors) Limited	United Kingdom

Robert Niall Douglas	Director of Chaumont (Directors) Limited	United Kingdom

Mervyn Brian Ellis	Director of Chaumont (Directors) Limited	United Kingdom

Ian William Ferguson	Director of Chaumont (Directors) Limited	United Kingdom

Karen Oliver	Director of Chaumont (Directors) Limited	United Kingdom

Paul Edmund Walter Roper	Director of Chaumont (Directors) Limited	United Kingdom

Philip Graham Dean	Director of Chaumont (Directors) Limited	United Kingdom

Philippe de Salis	Director of Chaumont (Directors) Limited	Switzerland

Bonnie Mary Steiner	Director of Chaumont (Directors) Limited	Switzerland

Aris Solon Tatos	Director of Chaumont (Directors) Limited	Belgium

Directors and Executive Officers of Hosken

The following sets forth the names, positions and citizenship of each of the executive officers and directors of Hosken. The principal business address of each of the executive officers and directors of Hosken is Longkloof Studios, Darters Road, Gardens, Cape Town, 8001, South Africa.

Name	Position	Citizenship

Marcel Anthony Golding	Executive Chairman and Director	South Africa

John Anthony Copelyn	Chief Executive Officer and Director	South Africa

Theventheran Govindsamy Govender	Chief Financial Officer and Director	South Africa

Virginia Mary Engel	Director	South Africa

Mimi Freddie Magugu	Director	South Africa

Lynette Moretlo Molefi	Director	South Africa

Jabulani Geffrey Ngcobo	Director	South Africa

Yunis Shaik	Director	South Africa

Elias Velaphi Mphande	Director	South Africa

Directors and Executive Officers of Sabido

The following sets forth the names, positions and citizenship of each of the executive officers and directors of Sabido. The principal business address of each of the executive officers and directors of Sabido is 5 Summit Road, Dunkeld West, 2196, South Africa.

Name	Position	Citizenship

Marcel Anthony Golding	Chief Executive Officer and Director	South Africa

John Anthony Copelyn	Executive Chairman and Director	South Africa

Jannie Durand	Director	South Africa

Theventheran Govindsamy Govender	Director	South Africa

Hendrik John Carse	Director	South Africa

Elias Velaphi Mphande	Director	South Africa

Lynette Moretlo Molefi	Director	South Africa

Exhibit Index

Exhibit I	Joint Filing Agreement by and between Longkloof Limited and Mile End Limited, dated September 16, 2010 (incorporated by reference to the Schedule 13D filed by Longkloof Limited and Mile End Limited with the Commission on September 22, 2010).

Exhibit II	Letter from Longkloof Limited to New Frontier Media, Inc., dated March 9, 2012, offering to acquire all of the outstanding shares of Common Stock of the Company not beneficially owned by Longkloof (incorporated by reference to the Schedule 13D/A filed by Longkloof Limited and Mile End Limited with the Commission on March 14, 2012).

Exhibit III	Press Release dated March 9, 2012 (incorporated by reference to the Schedule 13D/A filed by Longkloof Limited and Mile End Limited with the Commission on March 14, 2012).

Exhibit IV	Letter from Longkloof Limited to New Frontier Media, Inc., dated April 26, 2012, nominating directors.

Exhibit V	Joint Filing and Solicitation Agreement by and among Longkloof Limited, Mile End Limited, Hosken Consolidated Investments Ltd., Sabido Investments (Pty) Ltd., Eric Doctorow, Mahomed Khalik Ismail Sherrif, Willem Deon Nel and Barbara Wall, dated April 25, 2012.

Exhibit VI	Form of Indemnification Letter Agreement.